SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1)     .

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(7)     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM PARTICIPAÇÕES S.A. CNPJ/MF No. 02.570.688/0001-70 NIRE 53.3.0000581-8 Publicly-held Company	BRASIL TELECOM S.A. CNPJ/MF No. 76.535.764/0001-43 NIRE 53.3.0000622-9 Publicly-held Company

COMMUNICATION TO THE MARKET

Brasil Telecom Participações S.A. (“BrT Part” – Bovespa: BRTP3/BRTP4; NYSE: BRP) and Brasil Telecom S.A. (“BrT” – Bovespa: BRTO3/BRTO4; NYSE: BTM), in addition to the information disclosed in the communications to the market dated October 2, 2009 and October 26, 2009, hereby inform their shareholders and the market that the period for the exercise of withdrawal rights by the holders of common shares of BrT Part that dissented from the decision of the shareholders’ meeting held on September 30, 2009, which approved the merger of BrT Part with and into BrT (the “Merger”), ended on November 3, 2009. None of the shareholders of BrT Part exercised withdrawal rights during the period in which withdrawal rights were available.

In addition, a shareholders’ meeting to reconsider the Merger will not be convened.

In the Merger, 1.2190981 common shares, no par value, of BrT will be issued in exchange for each common share of BrT Part and 0.1720066 common shares of BrT and 0.9096173 preferred shares, no par value, of BrT will be issued in exchange for each BrT Part preferred share.

The common shares and preferred shares of BrT Part will be traded until the close of business on November 16, 2009. As from the opening of business on November 17, 2009, BrT common shares and preferred shares to be issued in the Merger will be held in the custody of Banco Bradesco S.A., the transfer agent for the shares of BrT, and trade on the BM&FBOVESPA under the codes BRTO3 (common shares) and BRTO4 (preferred shares).

Fractional shares of BrT issued in the Merger will be verified, aggregated into a whole number of shares and sold in auctions to be held at the BM&FBOVESPA after approximately 15 days after November 17, 2009. The amount resulting from the sale will be made available to the respective holders of fractional shares, in proportion to the fractional shares held by each holder, after the financial settlement of all shares sold in the auctions. The date and the conditions of payment of the amount resulting from the auctions will be timely disclosed.

American Depositary Shares (“ADSs”), each representing five preferred shares of BrT Part (the “BrT Part ADSs”) will be traded on the New York Stock Exchange (the “NYSE”) until the close of business on November 16, 2009. As from the opening of business on November 17, 2009, only the ADSs, each representing one common share of BrT (the “BrT Common ADSs”), and the ADSs, each representing three preferred shares of BrT (the “BrT Preferred ADSs”), will be traded on the NYSE.

In the Merger, 0.860033 BrT Common ADSs and 1.516028 BrT Preferred ADSs will be issued for each BrT Part ADS (each representing five preferred shares of BrT Part).

Fractional ADSs of BrT resulting from the Merger will be aggregated into a whole number of ADSs and sold by ADS depositary (The Bank of New York Mellon) over the NYSE as soon as practicable following the commencement of trading of the BRT Common ADSs and the BRT Preferred ADSs on the NYSE. The amount resulting from these sales will be made available to the respective holders of fractional ADSs approximately five business days after the depositary completes sales of the aggregated fractional ADSs on the NYSE.

The table below sets forth a summary of these events.

Event	Date
Last day of trading of common and preferred shares of BrT Part on the BM&FBOVESPA	November 16, 2009
Last day of trading of BrT Part ADSs on the NYSE	November 16, 2009
First day of trading of newly issued BrT common shares and preferred shares on the BM&FBOVESPA	November 17, 2009
First day of trading of newly issued BrT Common ADSs and BrT Preferred ADSs on the NYSE	November 17, 2009
BrT Part depositary expected to close books for all transfers involving BrT Part ADSs	November 17, 2009

Rio de Janeiro, November 6, 2009

Alex Waldemar Zornig

Investors Relations Officer

Brasil Telecom Participações S.A.

Brasil Telecom S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer